PGD Eco Solutions, Inc.

141 Amsterdam Rd.

Grove City, PA 16127

June 3, 2022

VIA EMAIL and EDGAR UPLOAD

CFTradeandServices@sec.gov

Division of Corporation Finance

Office of Trade & Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: PGD Eco Solutions, Inc.

Offering Statement on Form 1-A

Filed April 5, 2022

File No. 024-11852

To The Division:

This letter responds to comments of the staff of the United States Securities and Exchange Commission (the “Commission”), received by our legal counsel in response to your correspondence of June 2, 2022. PGD Eco Solutions, Inc. (the “Company”) requests qualification of its above-referenced offering statement. In so doing, the Company acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In response to the specific items set forth in your correspondence of June 2, 2022, the Company responds as follows:

Amendment No. 2 to Offering Statement on Form 1-A filed May 25, 2022

General

We note your responses to prior comments 2 and 3. Please address the following items:

• Revise the fields in Item 4 of Part I of your amended Offering Statement on Form 1-A to refer to $5,000,000.00 instead of $50,000,000.00.

Response: See revisions to Item 4 of Part 1.

• Revise the cover page to clearly disclose, if applicable, that you are offering shares of common stock. In this regard, we note the reference to "Per Share/unit" on the cover page. However, it appears from Item 6 of Part I and from the disclosure throughout your amendment that you are offering shares of common stock.

Response: See revisions to the offering circular cover page.

• File as an exhibit a revised opinion of counsel that consistently refers to 50,000,000 shares of comment stock. In this regard, we note the opinion filed as exhibit 12.1 includes the reference in bold to "50,000,000 shares of common stock." However, the first paragraph of the opinion refers to "50,000,000 shares/units of the Company's common stock/unit."

Response: See revisions to the opinion letter filed as an exhibit.

• File as an exhibit a revised subscription agreement as requested in item (2) of comment 3.

Response: See revisions to the subscription agreement filed as an exhibit.

In addition, we have made the following changes:

Updated dates to reflect the filing date.

The Company hereby requests that the Commission provide final approval and qualification of the Form 1-A and related Offering Circular filed with the Commission in the form uploaded to EDGAR as soon as practicable.

Sincerely,

/s/ Paul Ogorek

CEO